Exhibit 99.1

Itaú
Itaú Unibanco Holding S.A.
REFERENCE FORM
Base Date: 12.31.2021
(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 “CVM Instruction No. 480”, as amended)
Identification
Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”) under No. 19348 (“Bank” or “lssuer”).
Head Office
The Issuer’s head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office
The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department’s telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
lndependent Auditors Firm
PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent
Itaú Corretora de Valores S.A.
Stockholders Service
The Issuer’s stockholders’ service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information
O Estado de São Paulo newspaper.
Website
http://www.itau.com.br/relacoes-com-investidores
The information included in theCompany’s website is not an integral part of this Reference Form.
Last update of this Reference Form
07/20/2022

Historical resubmission
Version Reasons for resubmission Date of update
V2 Updated items: 10.3 and 15.7 06/14/2022
V3 Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, 12.12, 13.1, 15.4 and 15.7 07/11/2022
V4 Updated item: 7.2 07/20/2022

7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information:
a) Marketed products and services
Our Business
Operations Overview
We report the following segments for the year 2021: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows:
Individuals Companies
ItaúPrivateBank Itaú BBA
Private Bank >BRL5 million in total investment
Ultra >BRL4 billion
Personnalité >BRL15 k or >BRL250 k in total investments
Large >BRL500 million up to BRL4 billion Itaú BBA
Itaú Uniclass Itaú BBA
Uniclass >BRL4 k up to BRL15 k
Middle >BRL30 million up to BRL500 million
Itaú branches up to BRL4k
Very Small and Small Companies up to BRL30 million
Itaú Itaú
The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated.
The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees.
The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments.
The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. For more information on our interest in Porto Seguro S.A., see “ - Insurance.”
We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients.
Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details.
The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations.
Our business is not materially affected by seasonality.
Retail Banking
Retail banking is one of our core businesses, through which we offer a dedicated service structure to consumer clients throughout Brazil. We have a large and diverse portfolio of products and services to address our clients’ needs such as credit products, mortgage, investments, insurance, payments and other banking services. Our customer service structure is targeted to offering the best financial solutions for each client.
Our retail banking business is segmented according to customer profiles, allowing us to connect with and to better understand each one of our customers. This strategy enables us to offer suitable products to meet their demands. The main activities under the retail banking business are the following:
Itaú Retail Banking (individuals)
Mass Segment: This segment serves individuals with a monthly income of up to R$4,000.
Mass Affluent Segment (Itaú Uniclass): Itaú Uniclass is available at our branches and digital channels for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to Itaú Uniclass’ clients, including investment advisory services, exclusive tellers, higher credit limits and a team of dedicated relationship managers. For clients who prefer a more digital/remote relationship, Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference, chat and even WhatsApp from 9 a.m. to 6 p.m. on business days, at no additional cost.
For the last few years, we have been focusing on improving customer experience and remodeling the value proposition of our businesses. We believe that, in order to maintain a competitive strategy, it is necessary to increase our Phygital and Omnichannel approaches.
“Phygital” means to improve our capacity to serve our clients as they prefer, using their channel of choice. “Omnichannel” refers to an increased level of integration among our channels allowing us to offer better services and products to our clients. Through Phygital and Omnichannel, we are able to implement O2O (“Online to Offline”) capabilities, a two-way flow between the digital and the physical worlds, not only generating leads and sales, but also increasing consumer satisfaction through frictionless flows.
These improvements have already been recognized by clients, as shown in our satisfaction ratings (i.e., Net Promoter Score). Our Mobile App achieved an NPS of 71 points on December 31, 2021. Our digital channels represented 27.8% and 24.6% of our revenue income for the year ended December 31, 2021 and December 31, 2020, respectively. Our target is to reach 50% in the next couple of years.
Itaú Personnalité (banking for high-income individuals)
We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000.
Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 230 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.
For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features.
Itaú Empresas (very small and small companies)
To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for:
• Microenterprises: customer base consisting of companies with annual revenues of up to R$ 0.8 million, served by 2,686 bank branches and 1,359 relationship managers and 423 managers focused on acquiring new customers as of December 31, 2021; and
• Small businesses: customer base consisting of companies with annual revenues between R$0.8 million and R$60 million, served by 309 bank branches and 2,118 relationship managers as of December 31, 2021.
ANBIMA certifies all our relationship managers, who are trained and skilled to offer an appropriate solution for each customer, based on their needs.
Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investment and banking services.

In 2021 we began to implement a new retail strategy, called iVarejo 2030, with the objective of offering a better experience to our customers, with complete, sustainable and increasingly digital solutions. We are changing into a “Phygital” bank, which stands for a digital bank with the convenience of the physical network. To support this transformation, we restructured and expanded our digital branches, developed new services and tools used by our sales and relationship teams, aiming for greater efficiency in business generation and customer service. In order to grow our client base we created a new strategy for client acquisition based on the ‘acquiring manager’, a professional that is fully dedicated to client hunting and business development.
As a first result of the implementation of iVarejo2030, we also increased in 120 basis points our NPS score for micro companies during the year of 2021. We periodically monitor the customers’ satisfaction in order to accomplish the mission of increasingly exceeding their expectations.
Also as a part of iVarejo2030, for small businesses we introduced in 2021 a new experience for our customers with the creation of Business Centers. These centers will offer our customers a variety of experts in the same physical space. Besides housing multiple branches in the same building, these centers also offer product, credit and debt restructuring specialists, who will be available to support both customers and our relationship managers to ensure a complete banking environment. These Business Centers will be available in major cities around the country, with three already opened in 2021.
Credit Cards and Commercial Agreements
We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 28.9% in the fourth quarter of 2021, according to ABECS. The relationship with our clients is done via our proprietary segments and partnerships with major retailers, telephone companies, automakers and airlines established in Brazil. We are based on three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships and we offer a wide range of credit and debit cards shelf to each type of account and non-account holders.
Our purpose is to provide the best customer experience and satisfaction. In order to achieve this, we established the “Customer First” as one of our top priorities. Our global NPS, a measure of customer satisfaction, indicates that our score improved six basis points in December 2021 when compared to December 2020. Our aim is to continuously grow our credit card portfolio increasing digitalization, profitability and the quality of our assets. Accordingly, our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services while managing the credit quality of our portfolio.
In 2021, we redesigned our credit card product shelf and focused the sales efforts on the digital channel increasing our sales in three times when compared to 2020.
The digital channel was responsible for 55% of all sales in the last quarter of 2021. Besides the great contribution on sales growth, the digital channel received much of our technological investments. Our apps have several functionalities needed by our clients– limit raise, recurring virtual card, open finance, among others. The virtual card, for example, was created to bring convenience and safety not only to one time, but also to recurring online purchasing. The adoption by our clients was so important that the number of virtual cards more than doubled in 2021 when compared to 2020.
The Account Holders businesses – Itaú Agências, Itaú Uniclass and Personnalité –redesigned the product shelf and launched fast growing sales products. The Uniclass Signature was launched in two versions depending on customers´ needs: (i) no annual fee version and (ii) with loyalty plus annual fee version. The Black and Infinite cards for Itau Uniclass and Personnalite strengthen the segments value proposition and reduced the investments threshold to exempt clients from annual fees. The Personnalite Black and the Uniclass Signature were launched to non-account holders customers, but with the option of additional benefits to those clients who also opened their bank account.

In the Non-Account Holders segment our focus was on redesigning the value proposition of our Click product. It became 100% exempted from annual fee with no minimum spending target. The product was offered to new and existing clients. We have also launched the new Black and Infinite cards to our most engaged and most value generating customers and our NPS in the Non-Account Holders segment increased by six basis points in December 2021 when compared to December 2020.
In 2021, the airline cobranded cards, increased total accounts by 54% when compared to 2020.
Our Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Assai, Extra and Big Group. By the end of 2021, retail partnerships increased purchase volume levels by 26% when compared to 2020. For our partnership with Magazine Luiza, we continued to reinforce our strategy of growing purchase volume and new accounts, launching the Magalu card. The Magalu card is offered in the digital channel, it has no annual fee and it offers a 2% cashback in all purchase done instore at Magazine Luiza. We were able to grow credit cards sales by 3 times year over year since it´s launch in April, 2021.
Payroll Deducted Loans
In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender.
Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies.
We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals.
Mortgage
We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature.
Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios.
We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network and internet & mobile banking, (ii) construction and development companies, (iii) mortgage agencies, and (iv) strategic partnerships with mortgage financing companies such as CrediPronto.
We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than one hour to get back to the client for loans up to R$1.5 million. This financing process can be fully digital.
In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client’s digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the "Best Digital Mortgage Bank Brazil" by Global Finance.

The number of mortgages we provided directly to individuals in 2021 was 135 thousand, for an aggregate value of R$45 billion during the year. In 2021 our portfolio had an average Loan to Value (LTV) of 44.6%, compared to 39.5% in 2020. In commercial loans, we financed 168 new real estate units during 2021, with an aggregate value of R$7.9 billion.

Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems.

Merchant Acquirer

Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals.

In 2021, we continued to restructure our business model, focusing on the following priorities: (1) integration of our banking operations; (2) strengthening of direct sales channels; and (3) digital transformation.

We received R$ 617.7 billion in transactions with respect to credit and debit cards in 2021, an increase of 21.9% compared to the same period in 2020. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2021, 2020 and 2019:

(In billions of R$)

	Financial Volume		
	2021	**2020**	**2019**
Credit cards	384.6	308.8	312.7
Debit cards	233.1	197.8	172.3
Total	**617.7**	**506.6**	**485.0**

Private Pension Plans

We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees' financial education.

According to the FENAPREVI, contributions to Itaú Private Pension Plans reached R$14.3 billion during the year ended December 31, 2021, a decrease of R$ 1.1 billion when compared to December 31, 2020.

Vehicle Financing
We developed and launched several products and services in 2021. Some of these products are:
• Dealer’s New Experience – this product renewed the Credline tool (which merchants use to submit proposals to us) based on an intense discovery process carried out with customers. The experience became much simpler and more transparent for the dealer’s performance, in addition to incorporating new functions that help them transact more business.
• Speed Program – this is a loyalty program for storeowners, which aims to intensify their relationship with Itaú.
• End-to-end digital contracting on our digital channels – we launched the experience of digital financing via our digital channels. Account holders start the simulation process, credit approval, formalization and contracting of financing in a 100% digital journey, which is very simple and does not require any physical documents.
• Floorplan – line of credit for dealers to purchase new and used vehicles for their stock. The product experience is very simple and fast, with a fully digital flow.
• VEC – Our shared electric vehicle service, developed in an environment of collaborative innovation with ecosystem partners, corresponds to a new sustainable mobility solution, such as Bike Itaú. It will allow users to unlock cars at stations directly from the app and return them to the same place or another charging station. Thus, we reinforce our presence and position in the journey of sustainable urban mobility. Today we have 1,124 users in testing, and we continue to expand.
• iCarros Products – Our solutions help dealers make their sales process more digital and efficient, and they continue to expand. iPeças is a marketplace solution for the sale of parts for assemblers, dealers and resellers. Garagem do Conhecimento is an educational platform with distance classes to prepare professionals in the automotive sector. The iCarros Check-up is an application for monitoring the journey of the customer with their vehicles, focused on services and convenience for the user. The Easy Delivery product is a solution that allows dealers to deliver the car directly to the buyer’s home, either for a test-drive or for finalizing the purchase. iCarros Club is a B2B trade-in platform designed to help our customers increase sales safely and quickly.
• Itaú Tag in partnership with ConectCar, we have launched the Itaú Tag, an automatic toll and parking fee payment solution exempt from monthly fees, exclusive to our clients. The monthly fee exemption benefit has been available since the second fortnight of September, initially incorporated into the ConectCar tags. We offer our own tag for all clients, as we have used the rollout to strengthen the strategy of generating loyalty by providing benefits that extrapolate banking services.
As of December 31, 2021, our individual and corporate vehicle financing portfolio (not considering Finame) totaled R$47.9 billion, an 34.3% increase from the previous year. The average loan to value ratio of our individual vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 60.4% as of December 31, 2021, a -2% decrease compared to 2020. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.
As of December 31, 2021, our new individual and corporate vehicle financing operations reached R$ 33.7 billion, a 50% growth compared to 2020. As of December 31, 2021, the average vehicle loan term was 46 months, with 29% of the transactions carried out with terms up to 36 months.
Insurance

Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our Group’s revenues.
Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform.
There was an increase in sales volume in 2021 when compared to 2020. However, there was also a substantial impact on death, unemployment and hospitalization coverage due to the COVID-19 pandemic.
Premium Bonds (capitalization bonds or capitalization plans)
Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize.
We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 42.0% in the year ended December 31, 2021 when compared to the same period of 2020.
Consortia
A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing and (ii) bid offers. There are three different types of bid offers that may be combined: (a) bid offer with own resources; (b) part of the letter of credit; and (c) FGTS tax (only for properties consortium).
The financial calculation for the formation of groups guarantees that everyone will have the right to buy the goods until the end of the group.
As the funds used by a participant to acquire assets are resources from the participants, the management of consortia does not give rise to default risk or regulatory capital requirements for us.
Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients.
Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2021, we achieved the following results:
• Average of R$1.48 billion of sales per month in the year ended December 31, 2021;

• New products implemented: trucks and motorcycles;
• New feature implemented: Customers can contract consortia at Itaú app by their-own. In addition customers who prefer to buy consortia with a specialist can press a button and receive a call from our sell team. Further customers who own more than one vehicle consortia can now join the quotas to buy a single good.
Microcredit
Our Microcredit unit offers access to credit to small, formal, individual, self-employed entrepreneurs and low-income legal entities who wish to start, expand and leverage their businesses. As a member of the “National Program for Oriented and Productive Microcredit” (PNMPO) and being an important incentive tool for social development, our Microcredit unit is focused on entrepreneurs with annual revenues of up to R$360,000.00.
In 2021, we increased our sales force and reached more clients, reaching a total portfolio of 25,807 people. In addition, our product was integrated with ITI, our digital Itaú Bank.
Public Sector Group
The Public Sector Group is tasked with client coverage and business development efforts for Brazil’s Federal, State and Municipal government branches as well as select State Owned Enterprises. Its value proposition entails providing financial services and select products to clients in the Public Sector from its 12 regional offices across Brazil via a team of seasoned professionals proficient in the specifics of this segment. A comprehensive array of Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment Solutions and Credit Products aims to provide a more encompassing and Full Bank Experience for our clientele. As of December 31, 2021, alongside its client coverage mandate, the Public Sector Group was in charge of Sales and Product Development for Taxes Collection and Utilities Billing for 1,525 entities in Brazil.
During 2021 the Public Sector Group consolidated a restructuring effort started in 2020 aimed at streamlining operations and reinforcing its product portfolio. As of December 31, 2021, the Public Sector Group was responsible for managing 7,407 client relationships.
Wholesale Banking
Wholesale Banking is the segment responsible for banking operations of middle-market, agribusiness, large and ultra-large companies (those with annual revenues from R$30 million) and investment banking services. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil.
Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs.
One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs.
Investment Banking
Our investment banking business carried out through Itau BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies.

Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment.
Asset Management
With more than 60 years of experience in investment management, as of December 31, 2021, Itau Asset Management has R$ 786.5 billion in assets under management (including our and Intrag’s assets) according to ANBIMA and recorded a 449 basis points increase of assets under management in 2021 as compared to 2020. Itau Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 11.4% market share as of December 31, 2021, according to ANBIMA.
In 2021, we were elected for the 13th time the best fund manager by “Guia de Fundos FGV”. Moreover, in 2021, we were considered the best manager in all funds categories (fixed income, equities, money market and hedge funds) and investors segments (high net worth, retail and corporate).
Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$ 55.8 billion in managed assets as of December 31, 2021, compared to R$ 56.26 billion as of December 31, 2020, according to ANBIMA.
Investment Services
Itaú Investment Services business units provide
(i) local custody and fiduciary services,
(ii) international custody services, and
(iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor on project financings, escrow accounts and loan and financing contracts.
We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management.
Pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers are our primary clients in these businesses, representing approximately 1,104 groups of clients, that reached R$3.7 trillion of assets under service as of December 31, 2021, which includes investment funds, underwriting, pension funds, trustee and brokerage services.
We continue to improve our technological platform regarding securities services and investing in new solutions for our clients.
Itaú Private Bank
With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Lisboa and Nassau.
Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to a wide-open platform with of alternative products including third-party providers.

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:
• Staying close to our customers, listening to them and striving to anticipate their needs;
• Our guidance is Positive Impact Commitments, which direct our decision-making and help us integrate ESG into our business practices, operations and stakeholder relations;
• Adding value to clients and stockholders with a complete offering of long-term proactive advisory services;
• Continuing to invest in our international platforms to enhance Brazilian clients’ experience;
• Improving our operational efficiency with digital solutions; and
• Maintaining a focus on risk management and regulatory considerations.
As of December 31, 2021, we had a market share of 29.3% in terms of distribution on private bank segment, an increase of 2.0 percentage points since December 31, 2020, mostly explained by the improvement of the economic scenario and non-current inflow.
Itaú Corretora (Brokerage)
Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 291 thousand clients with positions in the equity and fixed income markets, accounting for R$167.5 billion in trading volume in 2021. The brokerage services are also provided to international clients through our broker-dealer in New York.
International Operations
We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.
The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2021:

Countries	Branches & CSBs	ATMs	Employees
Argentina	78	175	1,554
Chile	188	402	5,214
Colômbia(1)	104	121	2,691
Paraguay	37	308	1,007
Uruguay(2)	23	62	1,079

(1) Includes employees in Panama.
(2) Does not include the 34 OCA points of service.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2021 we had a network of 430 branches, including 12 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 61 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2021, we also had 34 points of service through OCA S.A., our credit card operator in Uruguay. Please see "Distribution Channels", for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina's financial market.

Itaú Corpbanca

In April 2016, we closed the merger of Banco Itau Chile into CorpBanca and, as a result, acquired control of the resulting entity (Itau Corpbanca). On the same date, we entered into the Shareholders' Agreement of Itaú Corpbanca, or Itau Corpbanca's Shareholders' Agreement,

which entitles us to point, together with the Corp Group, the former controlling stockholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. In 2021, we have increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itau Corpbanca´s Shareholder´s Agreement, and the exercise of our subscription rights, arising from Itau Corpbanca’s capital increase.
On March 22, 2022, through a subsidiary, we sold 0.64% of the capital stock of Itaú Corpbanca, and now we hold 55.96%.
As disclosed in announcement to the market on July 15, 2022, we received, from our affiliates, shares issued by Itaú CorpBanca within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (“Chapter 11”). Accordingly, our equity interest increased from 55.96% to 65.62% of the total and voting capital of Itaú CorpBanca.
Additionally, as a result of Chapter 11 and the transfer of shares from Corp Group to Itaú Unibanco’s affiliates, the stockholders’ agreement of Itaú CorpBanca, entered into on April 1, 2016 between companies of the Corp Group, on one side, and Itaú Unibanco and/or its affiliates, on the other side, was fully terminated. Itau Corpbanca provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itau Corpbanca New York Branch and the Colombia segment also includes the operations carried out by Itau S.A. (Panama).
Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to customers’ needs: (1) Wholesale Banking: (a. Corporate, b. Large companies and c. Real Estate and Construction); (2) Retail Banking (a. Itau Personal Bank, b. Itau, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, a Consumer Finance Division); and (3) Treasury. Itau Corpbanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.
Banco Itaú Paraguay
Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns.
In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market.
Banco Itaú Uruguay
Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.
Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper- income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.
In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market.
Itau BBA International
Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:
• Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid and Paris, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.
• Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.
Other International Operations
Our other international operations have the following objectives:
• Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches.
• Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.
Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.
Revenues from Operations in Brazil and Abroad
We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2021, 2020 and 2019:

(In millions of R$, except percentages)

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2021	2020	2019	2021-2020		2020-2019	
Income related to financial operations (1)(2)	**144,514**	**123,611**	**145,308**	**20,903**	**16.9%**	**(21,697)**	**(14.9)%**
Brazil	107,741	102,016	117,541	5,725	5.6%	(15,525)	(13.2)%
Abroad	36,773	21,595	27,767	15,178	70.3%	(6,172)	(22.2)%
Commissions and Banking Fees	**42,324**	**38,557**	**39,032**	**3,767**	**9.8%**	**(475)**	**(1.2)%**
Brazil	37,635	34,533	35,283	3,102	9.0%	(750)	(2.1)%
Abroad	4,689	4,024	3,749	665	16.5%	275	7.3%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	**5,354**	**4,488**	**4,553**	**866**	**19.3%**	**(65)**	**(1.4)%**
Brazil	5,332	4,488	4,423	844	18.8%	65	1.5%
Abroad	22	—	130	22	—	(130)	(100)%

(1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
(2) ITAU UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

Distribution Channels

As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital.

The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,244 branches, which includes physical and digital branches, as of December 31, 2021, distributes all of products and services in Brazil.

ATMs, both our own proprietary network of machines and additional 24,255 via partnership with Tecban, (as of December 31, 2021) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 223 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs		
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Brazil	3,244	3,231	3,347	656	656	671	20,006	20,687	21,384
Abroad	399	413	448	36	36	37	1,068	1,071	1,107
Argentina	65	71	74	13	13	13	175	175	176
Chile and Uruguay	207	208	219	4	1	1	464	470	486
Colombia	93	101	117	11	10	11	121	125	147
Paraguay	29	28	32	8	12	12	308	301	298
Other	5	5	6	—	—	—	—	—	—
Total in Brazil and abroad	**3,643**	**3,644**	**3,795**	**692**	**692**	**708**	**21,074**	**21,758**	**22,491**

Digital Channels (internet and mobile banking)

In 2021, we continued to focus on investments in our digital channels to ensure a positive customer experience. Improvements in the regulatory and competition scenario reinforced the commitments that we made a couple of years ago to our customers and stakeholders, were of utter importance and resulted in important achievements. Digital channels are already our main distribution channels.

Basis Growth - The number of accounts opened digitally was approximately 3.1 million in the year ended December 31, 2021, 58% higher when compared to the same period from the previous year, and already represents 55.5% of all our accounts opened in 2021. All these results exemplify the importance of our operation, which continues to become more representative each day.
Costumer Engagement - We have increased our customer access basis by 2.2 million in the year ended December 31, 2021, a 16% growth when compared to the year ended December 31, 2020. 88% of all our customers interactions were done digitally, considering all purchases, transfers, and payments.
Purchase - We became a one stop shop. In 2021, we started to offer 100% of our product portfolio digitally. In addition, the number of contracts purchased online represented 56% of the total amount we sold in the year ended December 31, 2021.
Satisfaction - In addition to making our digital channels more complete in terms of products and services, we evolved in the use of data and experimentation with our customers, investing in the year ended December 31, 2021 more than 5,000 hours in conversations and interactions with customers, improving and enhancing our digital journeys. Such improvements have already been recognized by our customers, as shown in our satisfaction ratings (i.e., Net Promoter Score or “NPS”). Our Mobile App achieved an NPS of 71 points on December 31, 2021.
Security - This is an issue of extreme importance to us, and it is present in all of our journeys. In 2021, we introduced the itoken (our security device), through the use of facial recognition technology, accessed remotely. As of December 31, 2021, we had more than 6 million customers who have enabled itoken with facial recognition technology.
Lead time and availability – Our average time between changes was two times faster in the year ended December 31, 2021 when compared to the year ended December 31, 2020, developing better features and delivering them to our customers. All these changes were implemented considering all quality standards, guaranteeing more than 99.6% of availability of services in digital channels.
Our communications channel became more efficient every year, and as we are closer to our customers, we can understand the best direction to follow, not only in terms of service evolution, but also in more efficient ways to help people manage their financial life. Another important point is that everything that is developed in digital channels, is not only built for, but with our customers, taking into consideration their daily routine, pain points and needs. This is a great differential – we have the knowledge and the tools to make our journeys simpler and more intuitive, considering each customer profile. To mention a few products, we have investment recommendations according to specific goals, online check deposit, foreign currency purchase, credit card limit increase and online renegotiation.
Our Brand and Marketing Channels
Our brand proposition goes beyond the banking activities. Our brand purpose is to
“stimulate people’s power to transform their lives”. We deliver that proposition by providing complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships, fully attending the needs of our customers, from individuals and micro companies to large organizations, providing the best customer experience both digitally and physically.
Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. To reflect our client-centric approach, in 2021 we reviewed our long-time tagline “Feito pra Você” (made to you) and adopted a new statement “Feito com você” (made with you), which is much more aligned with our way of working.
Besides our financial solutions, in 2021 we have invested in creating a robust content strategy through our social media channels, focusing on providing constant publications about the economic environment and tutorials. In December 2021, we reached over 1.1 billion views on our YouTube channel and over 9.2 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 652 thousand and 685 thousand followers, respectively. We have also launched a TikTok channel, in March 2021, which already has more than 575,000 followers. This strategy reinforces our commitment to approach and stay relevant for the new generations.
We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 150 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 2.6 million mentions on social media in 2021, according to Oliver, the in-house [marketing/ advertisement] agency that assists us in the analysis of social media data.
Social media is a pillar in engaging people in our role beyond banking, but it is not the only one. In July 2021, we and Central Única das Favelas (CUFA), an NGO with more than 20 years promoting social and cultural activities in Brazilian slums (favelas), started a pilot project in four Brazilian favelas with the aim of helping residents and small entrepreneurs to join the financial system. The partnership involves microcredit, a product that aims to help entrepreneurs grow through credit, and a free digital account that meets everyday banking needs, such as payments, credit card, account card, among others. Brazilian slums already move more than R$119 billion per year, and with this credit line, we hope to encourage productive activity for sectors that are often neglected.
We also invest in several projects that focus on important environmental and social causes, such as education, culture, mobility, and sport. As one of the pioneering financial institutions in adopting the ESG agenda in Brazil, in 2021, we have committed to contributing R$400 billion, by 2025, through business initiatives that promote a sustainable and increasingly greener and more inclusive economy. This amount includes three main areas of action: (i) granting credit in sectors with a positive impact on society; (ii) structuring ESG transactions with clients, such as ESG bonds, ESG loans and green debentures; and (iii) providing ESG retail products such as electric/hybrid car finance, solar panels, and microcredit. With this, we reinforce our role as one of the main agents of economic and social transformation in the country.
Our urban mobility platform contributes to boosting the circulation of bicycles in cities which is aligned with the sharing economy principles. Until 2020 our urban mobility platform focused only on bike rentals, headed by our brand Bike Itaú. In 2021, we have also expanded our operation to electric bikes, with speed limited to 25 km/h, and electric vehicles (including electric cars)– our new mobility initiative headed by VEC Itaú, which stands for shared electric vehicle, in
Portuguese “Veículo Elétrico Compartilhado”.
Bike Itaú has more than 1,400 bike stations and is present in five cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2021 an average of more than 1.5 million trips were made each month using bikes from our urban mobility platform. This is due to the number of bikes we offer people: there are over 14,000 laranjinhas (a nickname that stands for orange bikes) available for rental. These numbers also represent an impact on people’s carbon footprint, since it saves of more than 4,000 tons of carbon dioxide per year.
VEC Itaú, however, is still in a test stage. We supplied four car models to 700 employees for them to test at stations installed at our administrative centers in the city of São Paulo. The expectation is that, in the beginning of 2022, this service will be expanded, and more vehicles and stations will be available. We believe that VEC Itaú will boost the chain of electric vehicles in Brazil and contribute to expanding the available infrastructure, including charging points, which are still scarce throughout the country. Also, after a year of use, the electric cars will be put for sale on iCarros, a used car marketplace owned by us. Our goal is to accelerate the acquisition of electric vehicles whose prices are still considered high for the Brazilian market. Moreover, we have been offering financing taxes at different lower rates for electric and hybrid vehicles to encourage people to buy these types of cars.
In education, our programs are equally powerful. Since we have launched the “Leia para uma criança” (Read for a child) program, in 2010, more than 61 million printed books were distributed to people and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. In 2021, the “Read for a Child” program distributed 2 million children’s books free of charge. The donation was made exclusively to public schools and day care centers, community libraries, civil society organizations (CSOs), and other public facilities aimed at guaranteeing the rights of children aged 0 to 6 years. This shows our commitment to mobilize clients and non-clients to make a difference in Brazil.
In culture, Itaú Cultural – which is focused on research, content production, mapping, incentivization and diffusion of artistic and cultural manifestations – as well as Espaço Itaú de Cinema – eight complexes throughout Brazil – re-opened their doors to the public in 2021 after a year of virtual activities due to the COVID-19 pandemic.
As a brand with a strong purpose, we also evolved our employee value proposition by investing in diversity and inclusion programs throughout 2021. We promoted several hiring programs focusing on PWD and the LGBT+ community, and bootcamps for minority groups of developers – PWD and trans. In 2021, we were recognized by the global consultancy Great Place to Work (GPTW) as one of the ten best companies for professionals with disabilities to work in Brazil. The survey evaluated the hiring, communication, development, budgeting, inclusive actions, and specific issues related to people with disabilities. In addition to the initiatives to encourage inclusion internally, our Costumer Experience area works to ensure that all its channels are accessible to the public, from its conception to the final product – both physical and digital – and maintains a series of programs and partnerships with institutions dedicated to the development and inclusion of PWD. In the overall GPTW rank, we were the second-best company to work in Brazil, among the category of big companies.
All our brand efforts in 2021 have paid-off, as we were ranked for the 18th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$40,534 million, an 8% of growth year on year. The analysis is based on the brand’s ability to generate financial results, influence the clients’ selection process, ensure long-term demand, and deliver profit and social impact.
b) Revenues by segment and their share in the issuer’s net revenues

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2021, 2020 and 2019.

(In R$ million)

	Year ended December 31		
	2021	2020	2019
Retail Banking	**75,443**	**72,680**	**79,227**
Financial margin[1]	43,042	41,818	46,764
Revenues from banking services	25,169	23,918	25,411
Income from insurance, private pension and capitalization operations before claim and selling expenses	7,232	6,944	7,052
Wholesale Banking	**38,228**	**32,187**	**30,650**
Financial margin[1]	24,005	19,883	18,778
Revenues from banking services	13,817	11,911	11,306
Income from insurance, private pension and capitalization operations before claim and selling expenses	406	393	566
Activities with the Market and Corporation	**11,930**	**9,918**	**9,913**
Financial margin[1]	11,099	8,394	9,088
Revenues from banking services	884	1,401	590
Income from insurance, private pension and capitalization operations before claim and selling expenses	(53)	123	235
IFRS adjustments	**773**	**(14,586)**	**(2,711)**
Total [2]	**126,374**	**100,199**	**117,079**
Financial margin[1]	75,209	50,053	69,350
Revenues from banking services	42,324	38,557	39,032
Capitalization operations before claim and selling expenses	5,354	4,488	4,553
Other revenues	3,487	7,101	4,144

(1) Includes interest and similar income and expenses R$59,948, income and financial liabilities at fair value through income R$16,678 and income from foreign exchange transactions and foreign exchange assets from transactions abroad R$ (1,417).

(2) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses betw een related parties.

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2021, 2020 and 2019 after the eliminations from consolidation.

(In R$ million)

	2021	2020	2019
Income from financial operations [1] [2]	**144,514**	**123,611**	**145,308**
Brazil	107,741	102,016	117,541
Abroad	36,773	21,595	27,767
Revenues from banking services	**42,324**	**38,557**	**39,032**
Brazil	37,635	34,533	35,283
Abroad	4,689	4,024	3,749
Income from insurance and private pension operations before claim and selling expenses	**5,354**	**4,488**	**4,553**
Brazil	5,332	4,488	4,423
Abroad	22	-	130

(1) Includes interest and similar income, dividend income, adjustments to fair value of financial assets and liabilities, and foreign exchange results and exchange variations on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

c) Income or loss arising from the segment and its share in the issuer's net income

We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated.

	01/01 to 12/31/2021					
	Retail Banking	**Wholesale Banking**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated [3]**
Operating revenues	**75,443**	**38,228**	**11,930**	**125,601**	**773**	**126,374**
Interest margin [1]	43,042	24,005	11,099	78,146	(2,937)	75,209
Revenues from banking services and bank charges	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	-	-	-	-	3,487	3,487
Cost of Credit	**(18,278)**	**(1,956)**	**-**	**(20,234)**	**7,455**	**(12,779)**
Claims	**(1,591)**	**(9)**	**-**	**(1,600)**	**-**	**(1,600)**
Operating margin	**55,574**	**36,263**	**11,930**	**103,767**	**8,228**	**111,995**
Other operating income / (expenses)	**(40,116)**	**(17,743)**	**(1,055)**	**(58,914)**	**(10,850)**	**(69,764)**
Non-interest expenses [2]	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,164	1,164
Income before income tax and social contribution	**15,458**	**18,520**	**10,875**	**44,853**	**(2,622)**	**42,231**
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interest in subsidiaries	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	**9,535**	**11,130**	**6,214**	**26,879**	**(119)**	**26,760**

(1) Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).

(3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 12/31/2020					
	Retail Banking	**Wholesale Banking**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated [3]**
Operating revenues	**72,680**	**32,187**	**9,918**	**114,785**	**(14,586)**	**100,199**
Interest margin [1]	41,818	19,883	8,394	70,095	(20,042)	50,053
Commissions and Banking Fees	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of Credit	**(21,247)**	**(8,968)**	**6**	**(30,209)**	**5,583**	**(24,626)**
Claims	**(1,345)**	**(8)**	**-**	**(1,353)**	**(1)**	**(1,354)**
Operating margin	**50,088**	**23,211**	**9,924**	**83,223**	**(9,004)**	**74,219**
Other operating income / (expenses)	**(40,221)**	**(16,133)**	**(650)**	**(57,004)**	**(11,985)**	**(68,989)**
Non-interest expenses [2]	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,399	1,399
Income before income tax and social contribution	**9,867**	**7,078**	**9,274**	**26,219**	**(20,989)**	**5,230**
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interest in subsidiaries	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**

(1) Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 12/31/2019					
	Retail Banking	**Wholesale Banking**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated [3]**
Operating revenues	**79,227**	**30,650**	**9,913**	**119,790**	**(2,711)**	**117,079**
Interest margin [1]	46,764	18,778	9,088	74,630	(5,280)	69,350
Commissions and Banking Fees	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	-	-	-	-	4,144	4,144
Cost of Credit	**(16,072)**	**(2,082)**	**-**	**(18,154)**	**882**	**(17,272)**
Claims	**(1,206)**	**(59)**	**-**	**(1,265)**	**(30)**	**(1,295)**
Operating margin	**61,949**	**28,509**	**9,913**	**100,371**	**(1,859)**	**98,512**
Other operating income / (expenses)	**(41,430)**	**(15,403)**	**(986)**	**(57,819)**	**(9,450)**	**(67,269)**
Non-interest expenses [2]	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS and COFINS and Other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,315	1,315
Net income before income tax and social contribution	**20,519**	**13,106**	**8,927**	**42,552**	**(11,309)**	**31,243**
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest in subsidiaries	(198)	(444)	(51)	(693)	(7)	(700)
Net income	**13,226**	**8,806**	**6,331**	**28,363**	**(1,250)**	**27,113**

(1) Includes interest and similar income and expenses of R$ 42,193, result of financial assets and liabilities at fair value through profit or loss of R$ 26,230 and foreign exchange results and exchange variations in foreign transactions of R$ 927.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.